BRASKEM S.A.

                                  RELEVANT FACT

In compliance with CVM instructions No. 319/99 and No. 358/02, BRASKEM S.A. ("Braskem") notifies its shareholders and the market of the following:

This Relevant Fact is about transactions to be completed prior to the merger of Trikem S.A. ("Trikem") into Braskem, described in a joint relevant fact from Braskem and Trikem, published on this date. The transaction described in this Relevant Fact has as its purpose the simplification of Braskem's corporate structure, directly linking Trikem to Braskem in a manner to facilitate the merger of Trikem into Braskem.

In this context, on December 9, 2003, Braskem's Board of Directors and Fiscal Council approved the proposal for transfer of a portion of the assets of Odebrecht Quimica S.A. ("Odequi"), a company in which Braskem holds 100% of the voting capital stock and 98.63% of the total capital stock. Braskem's Board of Directors also approved the convocation of an extraordinary meeting of Braskem's shareholders in order to deliberate concerning this transaction, to be held on January 12, 2004.

The portion of Odequi's assets to be spun-off is comprised of all of its shares in Trikem, equal to 13,841,438,730 common shares and 11,123,910,124 preferred shares, representing 64.43% of Trikem's voting capital stock and 41.02% of Trikem's total capital, appraised at R$1,082,647,948.57 based on its book value as of 10/31/2003 ("Base Date").

For this purpose, the specialized company PricewaterhouseCoopers Auditores Independentes, a partnership organized in the City of Sao Paulo, at Av. Francisco Matarazzo, no. 1.400, on the 7th through 11th and the 13th through 20th Floors, Torre Torino, enrolled on the General Taxpayers' Register (CNPJ/MF) under No. 61.562.112/0004-73 and also registered by the Regional Accounting Council (CRC) of the State of Bahia under No. CRC 2SP000160/O-5 ("PricewaterhouseCoopers Auditores Independentes"), whose nomination and appointment shall be ratified in Braskem's and Odequi's General Shareholders' Meetings, conducted the valuation of Odequi's equity, based on Odequi's Balance Sheet dated as of [10/31/2003], for purposes of accounting entries in the books of Braskem and of Odequi, and drafted the accountants' valuation report on the portion of assets of Odequi to be spun-off ("Valuation Report").

According to the valuation carried out, the book value of the portion of assets of Odequi to be spun-off to Braskem totals R$1,082,647,948.57 (one billion, eighty two million, six hundred and forty-seven thousand nine hundred and forty-eight reais and fifty seven centavos). Variations in the value of this portion of assets of Odequi to be spun-off between the Base Date and the spin-off date shall be absorbed by Braskem.

As a result of the partial spin-off, Odequi's capital stock will be reduced to R$1,082,647,948.57, which reduction is calculated based on the portion of the net assets to be spun-off, reducing Odequi's capital stock from R$2,340,325,626.40 (two billion, three hundred forty million, three hundred and twenty thousand, six hundred and twenty-six reais and forty centavos) to R$1,257,677,677.83 (one billion, two-hundred fifty seven million, six hundred seventy seven thousand, six hundred seventy seven reais and eighty-three centavos), with the cancellation of 11,075,769 shares.

Due to the partial spin-off to Braskem, Braskem will reduce its interest in Odequi's capital stock from 98.63% to 97.45%, through cancellation of shares, and Odequi's other sole remaining shareholder, Odequi Overseas Inc., will increase its interest in Odequi's capital stock from 1.37% to 2.55%, equal to the interest that Odequi Overseas Inc. would be entitled to on the net assets spun-off from Odequi, without change in the number of shares held by Odequi Overseas Inc. in Odequi's capital stock.

PricewaterhouseCoopers Auditores Independentes declares that it has no relationship whatsoever that may cause an actual or potential conflict of interest, or no common interests with Braskem's controlling shareholders and any other companies involved in the transaction, their respective shareholders, controlling shareholders or minority shareholders, or concerning the partial spin-off itself, subject of this Relevant Fact.

The transaction subject of this Relevant Fact shall be communicated to the U.S. Securities and Exchange Commission - SEC, and the Latin American Stock Market at the Madrid Stock Exchange - Latibex, and will be included in the ongoing antitrust review proceeding No. 08012.005799/2001-92, filed with the Brazilian Antitrust Agency - CADE on September 18, 2001.

It is estimated that the costs to complete the partial spin-off herein mentioned shall be approximately R$500,000.00, including publication expenses, as well as fees of auditors, analysts, consultants and attorneys.

The Valuation Report, Protocol and Justification, as well as other relevant documents shall be made available to Braskem's and Odequi's shareholders for analysis, as of December 10, 2003, between 09:00 a.m. and 05:00 p.m. at both companies' headquarters, as follows: (i) Braskem: Rua Eteno, 1561 - COPEC - Camacari - Bahia; and (ii) Odequi: Rua Hidrogenio, no. 3.342, sala 01 - COPEC - Camacari - Bahia. A copy of this material shall be available at the Securities Commission - CVM and at the Sao Paulo Stock Exchange -BOVESPA as of December 10, 2003. Braskem's and Odequi's shareholders who wish to consult and examine the documents to be made available as mentioned above shall call the Investor Relations Department at the numbers +55 11 3443 9529 and +55 11 3443 9744 to schedule a visit on a specific date and time. A summary of information related to the operation shall be available on Braskem's website (www.braskem.com.br).


                                             Sao Paulo, December 9, 2003

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                                             Braskem S.A.
                                             Paul Elie Altit